Exhibit (d)(6)

FINAL FORM

Corium International, Inc.

TRANSITION BONUS PLAN

This document sets forth the terms of the Corium International, Inc., Transition Bonus Plan (the “Plan”).  The purpose of the Plan is to advance the interests of Corium International, Inc., and any Affiliate thereof (collectively, “Corium”) by motivating and retaining the employees of Corium to contribute to the success and profitability of Corium with transition bonus compensation that may be paid under the Plan.  The Plan is effective on the consummation of the merger (the “Closing”) pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated October 11, 2018, by and among Corium and Gurnet Holding Company.

ARTICLE 1
Definitions

For purposes of the Plan the following capitalized terms shall have the meaning set forth below.

1.1.                            “Administrator” means the board of directors of Corium.

1.2.                            “Affiliate” means (i) any entity that, directly or indirectly, is controlled by, controls or is under common control with, Corium (including Acquirer),(ii) any entity in which Corium has a significant equity interest, and (iii) any Subsidiary of Corium, in each case, as determined by the Committee, whether now or hereafter existing.

1.3.                            “Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California.

1.4.                            “Cause” means (i) Participant’s willful failure substantially to perform his or her duties and responsibilities to Corium or deliberate violation of a Corium policy; (ii) Participant’s commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to Corium; (iii) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of Corium or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with Corium; or (iv) Participant’s willful breach of any of his or her obligations under any written agreement or covenant with Corium.  The determination as to whether a Participant is being terminated for Cause shall be made in good faith by Corium and shall be final and binding on the Participant.

1.5.                            “Closing Date” means the date on which the Closing occurs.

1.6.                            “Code” means the Internal Revenue Code of 1986, as amended.

1.7.                            “Good Reason” means, without the Participant’s consent, (i) a material reduction in status, responsibility or authority, provided that a mere change in Participant’s title shall not constitute grounds for a termination by Participant for Good Reason so long as there is no material reduction in Participant’s duties, responsibilities or authority following such change in title, or Participant’s removal from such position or responsibilities without Cause, (ii) a reduction in Participant’s annual base salary or annual target bonus or (iii) a requirement that Participant relocate Participant’s principal place of work to a location more than thirty (30) miles from Participant’s then-current work location.  For the Participant to receive payment under this Plan as a result of a voluntary resignation for Good Reason, all of the following requirements must be satisfied: (1) the Participant must provide notice to Corium of his or her intent to assert Good Reason within sixty (60) days of the initial existence of one or more of the conditions set forth in subclauses (i) through (iii); (2) Corium will have thirty (30) days (the “Cure Period”) from the date of such notice to remedy the condition and, if it does so, the Participant may withdraw his or her resignation or may resign with no benefits under this Agreement; and (3) any termination of employment under this provision must occur within ten (10) days of the earlier of expiration of Cure Period or written notice from Corium that it will not undertake to cure the condition set forth in subclauses (i) through (iv).  Should Corium remedy the condition as set forth above and then one or more of the conditions arises again, the Participant may assert Good Reason again subject to all of the conditions set forth herein.

1.8.                            “Interest” means the portion of the Performance Bonus allocated to each Participant, as set forth on Exhibit A.

1.9.                            “Participant” means each person listed on Exhibit A who is in Service as of immediately following the Closing Date.

1.10.                     “Per Interest Distribution Amount” means, as to each Interest, the quotient equal to (x) the Performance Bonus payable under this Plan divided by (y) all Interests then eligible for payment.

1.11.                     “Performance Bonus” means the aggregate amount payable under this Plan.

1.12.                     “Performance Event” means the first commercial sale of the Product.

1.13.                     “Product” means the product referred to by Corium as of the date of this Agreement by the trademark or other designation Corplex Donepezil.

1.14.                     “Qualifying Termination” means the Participant’s termination either by Corium without Cause or by the Participant (resignation) with Good Reason.

1.15.                     “Service” means service as a full- or part-time employee, consultant, director, or non-employee director to Corium. A person will not be deemed to have ceased to provide Service in the case of any leave of absence approved by Corium.

1.16.                     “Subsidiary” means any entity (other than Corium) in an unbroken chain of entities beginning with Corium if each of the entities other than the last entity in the unbroken chain owns stock or other equity securities representing fifty percent (50%) or more of the total combined voting power of all classes of stock or other equity securities in one of the other entities in such chain.

ARTICLE 2
Payments

2.1.                            Payment Timing.

(a)         Upon the occurrence of the Performance Event, each Participant shall, subject to the following Section 2.2, receive a cash payment in respect of each Interest then held equal to the Per Interest Distribution Amount, provided that such Participant (x) remains in Service through the actual payment date, or (y) has experienced a Qualifying Termination prior to the payment date.

(b)         Such cash payment shall be made no later than 20 Business Days following the Performance Event. If the payment event would be made under this Section 2.1(b) prior to the effectiveness of the release under Section 2.2, payment to the applicable Participants shall be made only after the relevant 60-day release period.

2.2.                            Release Requirement.  Notwithstanding the foregoing or anything else herein, no Participant shall be eligible to receive any payment under this Plan unless, within 60 days following the Closing Date, he or she has first returned to Corium, and made effective and irrevocable, the release agreement attached as Exhibit B.

2.3.                            Reallocation.  The aggregate portion of the Performance Bonus that would have been allocated to Participants who are not eligible to receive such payments shall instead be reallocated to other Participants of this Plan who are then eligible at the time of payment on an adjusted pro-rata basis in proportion to the relative size of their Interests and the Interests shall thereafter be held by those Participants in receipt of that reallocation.

2.4.                            Taxes.  All payments made under the Plan shall be subject to applicable income, FICA and other employment taxes and tax withholding requirements.

ARTICLE 3
Covenants

3.1.            Transfer of Product.   Corium may assign, in its sole discretion and without the consent of any other party, all of the United States rights and assets related to the Product to any party (each, an “Assignee”); provided that such Assignee agrees to assume and be bound by all of the terms of the Plan (and to be deemed to be

“Corium” hereunder).  Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees who agree to assume and be bound by all of the terms of the Plan; provided, however, that in connection with any assignment to an Assignee, Corium (or the other assignor) shall agree to remain liable for the performance by each Assignee (and such other assignor, if applicable) of all obligations of Corium hereunder, with such Assignee substituted for Corium under this Plan.  This Plan will be binding upon, inure to the benefit of and be enforceable by Corium’s successors and each Assignee, and this Agreement shall not restrict Corium’s, any Assignee’s or any of their respective successors’ ability to merge, consolidate or sell substantially all of its assets; provided, that (a) in any such transaction, the transferee (or successor by merger or consolidation) acquires all of the United States rights and assets related to the Product and (b) in connection with such merger, consolidation or sale, the surviving entity or purchaser in such transaction agrees to assume and be bound by all of the terms of the Plan.

3.2.                            Additional Assurances.  So long as any of the Interests remain outstanding, Corium shall not enter into any stockholder agreement, member agreement or similar agreement or credit, loan or similar agreement which would prohibit, materially delay or condition payment of any Interest that becomes due under this Agreement or which would prohibit, materially delay or condition the payments that become due under this Agreement.

ARTICLE 4
Administration

4.1.                            Administrator Duties.  The Plan shall be administered by the Administrator.  No provision of the Plan shall be construed as imposing on the Administrator any fiduciary duty under any law.

4.2.                            Administrator Authority. The Administrator shall enforce the Plan in accordance with its terms, shall be charged with the general administration of the Plan, and shall have all discretionary powers necessary or desirable to accomplish its purposes, including, but not by way of limitation: (a) to construe and interpret the terms and provisions of the Plan, (b) to adopt such procedures and rules as are necessary or appropriate to serve the purpose of the Plan, (c) subject to this Article 4, amend or terminate the Plan and (d) to maintain all records that may be necessary for the administration of the Plan.  All determinations made by the Administrator shall be final and binding.

4.3.                            Termination.  The Plan shall automatically terminate upon the earliest of (x) when all payments related to the Interests are made in full and (y) when payments are no longer possible to be due and owing under this Plan.

4.4.                            Amendment.  The Plan or any Interest cannot be amended, revoked or altered in any adverse and material manner as to any Participant without the prior approval of such Participant. For the avoidance of doubt, this clause does not relate to any grants or allocations under this Plan.

ARTICLE 5
Miscellaneous

5.1.                            Non-Transferability. Interests under the Plan may not be sold, assigned, transferred, pledged, encumbered, or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer.  Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of Interests, in whole or in part, in violation of this Section 5.1 shall be void ab initio and of no effect.  The Interests have not been registered under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and will not be listed for trading on any securities exchange. The Interests will not be evidenced by a certificate or other instrument.

5.2.                            No Other Rights.  The Interests will not have any voting or dividend rights, and interest will not accrue on any amounts payable under this Plan.  The Interests will not represent any equity or ownership interest in Corium.  A Participant may at any time, at such Participant’s option, abandon all of such Participant’s Interests by transferring such Interests to Corium without consideration therefor.  Nothing in this Plan shall prohibit Corium from offering to acquire or acquiring any Interests for consideration from the Participants, in private transactions or otherwise, in its sole discretion.  Any Interests acquired by Corium shall be automatically deemed extinguished and no longer outstanding (but subject to reallocation).

5.3.                            Status of Plan.  The Plan is intended to be a plan that is an unfunded bonus arrangement for employees of Corium who are eligible and designated to participate in the Plan. The Plan shall be administered and interpreted to the extent possible in a manner consistent with that intent.

5.4.                            Compliance with Section 409A.  The Plan and the payments hereunder are intended to be exempt from or, if not so exempt, to comply with the requirements of Section 409A.  The Plan shall be interpreted and administered accordingly. To the extent that any provision of the Plan is ambiguous as to its exemption or compliance with Section 409A, the provision will be read in such a manner so that all payments hereunder are exempt from Section 409A to the maximum permissible extent, and for any payments where such construction is not tenable, that those payments comply with Section 409A to the maximum permissible extent.  To the extent any payment under the Plan may be classified as a “short-term deferral” within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. The Performance Bonus to be paid to individual Participants under the Plan are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the regulations under Section 409A. Nothing in this Plan shall provide a basis for any person to take action against Corium or any Affiliate thereof based on matters covered by Section 409A, including the tax treatment of any amount paid under the Plan, and neither Corium nor any of its Affiliates shall have any liability to a Participant or any other party for any taxes, penalties or interest due on amounts paid or payable under this Plan, including taxes, penalties or interest imposed under Section 409A of the Code.

5.5.                            Unsecured General Creditor.  Corium’s obligation under the Plan shall be that of an unfunded and unsecured promise of Corium to pay money in the future, and the rights of the Participants shall be no greater than those of unsecured general creditors.  Participants and their heirs, successors, and assigns shall have no legal or equitable rights, claims, or interest in any specific property or assets of Corium.  No assets of Corium shall be held under any trust or held in any way as collateral security for the fulfilling of the obligations of Corium under the Plan.  Any and all of Corium’s assets shall be, and remain, the general unpledged, unrestricted assets of Corium.

5.6.                            Plan Sponsor Liability.  Corium’s liability for the payment of benefits shall be defined only by the Plan.  Corium shall have no obligation to a Participant under the Plan except as expressly provided in the Plan.

5.7.                            Not a Contract of Employment.  The terms and conditions of the Plan shall not be deemed to constitute a contract of employment between Corium and any Participant.  Nothing in the Plan shall be deemed to give a Participant the right to be retained in the Service of Corium or to interfere with the right of Corium to discipline or discharge the Participant at any time for any or no reason, with or without notice.  The Participant’s employment with Corium remains at-will unless specifically provided otherwise in the Participant’s offer letter, employment agreement, or other agreement, if any, with Corium.

5.8.                            Captions.  The captions of the clauses, sections, and paragraphs of the Plan are for convenience only and shall not control or affect the meaning or construction of any of its provisions.

5.9.                            Successors.  The provisions of the Plan shall bind and inure to the benefit of Corium, all Participants and their successors in interest.

5.10.                     Governing Law.  This Plan and the Interests, and any proceedings arising out of or related hereto (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law statute or otherwise) shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state. The Participants hereby irrevocably agree (i) that any proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in the Chancery Court of the State of Delaware and any state appellate court therefrom, or, if no such state court has proper jurisdiction, the Federal District Court for the District of Delaware located in Wilmington, Delaware, and any appellate court therefrom and (ii) not to commence any such proceeding in any court except such courts.  Each party hereby irrevocably submits to the exclusive jurisdiction of such court in respect of any legal or equitable proceeding arising out of or relating to the Plan or the Interests, or relating to enforcement of any of the terms thereof, and hereby waives, and agrees not to assert, as a defense in any such proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the proceeding is brought in an inconvenient forum, that the venue of the proceeding is improper or that this Plan may not be enforced in or by such courts.  EACH OF THE PARTIES

HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING DIRECTLY OR INDIRECTLY OUT OF OR RELATED TO THIS PLAN. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, AND (III) IT MAKES SUCH WAIVERS VOLUNTARILY.

5.11.                     Bonus Program. The Plan is intended to be a “bonus program” as defined under U.S. Department of Labor Regulation Section 29 CFR Section 2510.3-2(c) and will be construed and administered in accordance with such intention.

5.12.                     Validity.  In case any provision of the Plan shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but the Plan shall be construed and enforced as if such illegal or invalid provision had never been inserted herein.

5.13.                     Guarantee.  Acquirer shall hereby guarantee and cause to be performed all of the Company’s obligations under this Plan.

Signed by:

/s/ Peter D. Staple	/s/ James Singleton

Chief Executive Officer	Title: Secretary

Corium International, Inc.	Gurnet Holding Company

Exhibit A

Allocations

Exhibit B

Release of Claims

In consideration of the Interests to be provided to me by Corium International, Inc. or any successor thereof in connection with the receipt of an Interest, I agree to the following release (the “Release”). All capitalized terms not herein defined shall be defined as pursuant to the Transition Bonus Plan to which this Exhibit B is attached.

1.                                      On behalf of myself, my heirs, executors, administrators, successors, and assigns, I hereby fully and forever generally release and discharge Corium, its current, former and future parents, subsidiaries, affiliated companies, related entities, employee benefit plans, and, in such capacities, their fiduciaries, predecessors, successors, officers, directors, shareholders, agents, employees and assigns (collectively, “Corium”) from any and all claims, causes of action, and liabilities up through the date of my execution of the Release, but only arising from, or related to, the treatment of my Corium stock options and RSUs in the Merger.  All such claims (including related attorneys’ fees and costs) are barred without regard to whether those claims are based on any alleged breach of a duty arising in statute, contract, or tort. This expressly includes waiver and release of any rights and claims arising with respect to the treatment of my Corium stock options and RSUs in the Merger under any and all laws, rules, regulations, and ordinances, including, but not limited to: Title VII of the Civil Rights Act of 1964; the Older Workers Benefit Protection Act; the Americans With Disabilities Act; the Age Discrimination in Employment Act; the Fair Labor Standards Act; the National Labor Relations Act; the Family and Medical Leave Act; the Employee Retirement Income Security Act of 1974, as amended (“ERISA”); the Workers Adjustment and Retraining Notification Act; the California Fair Employment and Housing Act (if applicable); the provisions of the California Labor Code (if applicable); the Equal Pay Act of 1963; and any similar law of any other state or governmental entity.  The parties agree to apply California law in interpreting the Release.  Accordingly, I further waive any rights under Section 1542 of the Civil Code of the State of California or any similar state statute.

Section 1542 states: “A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which, if known to him or her, must have materially affected his or her settlement with the debtor.”

For the avoidance of doubt, this Release does not extend to, and has no effect upon (x) my right to indemnification by Corium, and continued coverage by Corium’s director’s and officer’s insurance, or (y) any claims to enforce payments owing or rights provided under the Merger Agreement or any acceleration or severance arrangements that apply to my Corium stock options and RSUs and any shares of Corium common stock.

2.                                      In understanding the terms of the Release and my rights, I have been advised to consult with an attorney of my choice prior to executing the Release. I understand that nothing in the Release shall prohibit me from exercising legal rights that are, as a matter of law, not subject to waiver such as: (a) my rights under applicable workers’ compensation laws; (b) my right, if any, to seek unemployment benefits; (c) my right to indemnity under California Labor Code section 2802 or other applicable state-law right to indemnity; (d) my right to file a charge or complaint with a government agency such as but not limited to the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor, the California Department of Fair Employment and Housing, or other applicable state agency; and (e) my right to report any violation to the Securities and Exchange Commission or any other federal or state agency. I further understand that nothing in this Release precludes me from entitlement to any monetary recovery awarded by the Securities and Exchange Commission in connection with any action asserted by the Securities and Exchange Commission.  Moreover, I will continue to be indemnified for my actions taken while employed by Corium to the same extent as other former directors and officers of Corium under Corium’s Certificate of Incorporation and Bylaws and the Director and Officer Indemnification Agreement between me and Corium, if any, and I will continue to be covered by Corium’s directors and officers liability insurance policy as in effect from time to time to the same extent as other former directors and officers of Corium, each subject to the requirements of the laws of the State of Delaware.  To the fullest extent permitted by law, any dispute regarding the scope of this release shall be resolved through binding arbitration.

3.                                      I understand and agree that Corium will not provide me with the Interest unless I execute the Release. I agree and consent to the treatment of my options, restricted stock units, and other awards consistent with the Merger Agreement.

4.                                      I represent and warrant that I am the sole owner of all claims released hereunder, and that I have not assigned or transferred any such claims to any other person or entity.

5.                                      I agree to keep the Interests and the provisions of the Release confidential and not to reveal its contents to anyone except my lawyer, my spouse or other immediate family member, and/or my financial consultant, or as required by legal process or applicable law unless and until they become publicly available.

6.                                      I understand and agree that the Release shall not be construed at any time as an admission of liability or wrongdoing by either Corium or myself.

7.                                      I agree that I will return this release to the Company within sixty (60) days of the Closing Date.

8.                                      In executing the Release, I acknowledge that I have not relied upon any statement made by Corium, or any of its representatives or employees, with regard to the Release unless the representation is specifically included herein.  The Release does not modify, amend or supersede written Corium agreements that are consistent with enforceable provisions of this Release such as my proprietary information and invention assignment agreement, and any stock, stock option and/or stock purchase agreements between Corium and me.  In addition, the Release does not modify, amend, or supersede any acceleration provisions that may apply to my equity awards or any cash payments under the Merger Agreement.  Once effective and enforceable, this agreement can only be changed by another written agreement signed by me and an authorized representative of Corium.

10.                               Should any provision of the Release be determined by an arbitrator, court of competent jurisdiction, or government agency to be wholly or partially invalid or unenforceable, the legality, validity and enforceability of the remaining parts, terms, or provisions are intended to remain in full force and effect. Specifically, should a court, arbitrator, or agency conclude that a particular claim may not be released as a matter of law, it is the intention of the parties that the release and the waiver of unknown claims above shall otherwise remain effective to release any and all other claims described in Section 1.  I acknowledge that I have obtained sufficient information to intelligently exercise my own judgment regarding the terms of the Release before executing the Release.

EMPLOYEE’S ACCEPTANCE OF RELEASE

BEFORE SIGNING MY NAME TO THE RELEASE, I STATE THE FOLLOWING: I HAVE READ THE RELEASE, I UNDERSTAND IT AND I KNOW THAT I AM GIVING UP IMPORTANT RIGHTS. I HAVE OBTAINED SUFFICIENT INFORMATION TO INTELLIGENTLY EXERCISE MY OWN JUDGMENT. I HAVE BEEN ADVISED THAT I SHOULD CONSULT WITH AN ATTORNEY BEFORE SIGNING IT, AND I HAVE SIGNED THE RELEASE KNOWINGLY AND VOLUNTARILY. EFFECTIVE UPON EXECUTION BY EMPLOYEE AND CORIUM.

Date delivered to employee                 ,         .

Executed this                  day of                   ,          .

Your Signature

Your Name (Please Print)

[Signature Page to General Release Agreement

Exhibit B to the Transition Bonus Plan]